Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: June 6, 2013

INTEGRATION UPDATE June 2013

Integration

Update

KEEPING YOU INFORMED ABOUT PROGRESS ON THE PROPOSED MERGER

Integration Management Office Begins Planning for Merger of Equals

Leading Management Consultant Will Help Guide Integration Design and Planning Efforts

The Integration Management Office (IMO) is a small team with a big job – bring together two Fortune 500 companies. OfficeMax and Office Depot recently announced the creation of the IMO to oversee the integration planning process and appointed executives from both organizations to lead the effort. OfficeMax President and CEO Ravi Saligram and Office Depot Chairman and CEO Neil Austrian are providing overall sponsorship and stewardship of the integration planning process. Bruce Besanko, EVP, CFO and CAO for OfficeMax, and Mike Newman, EVP and CFO for Office Depot, are co-chairing the integration planning process and coordinating the overall effort.

THE IMO STRUCTURE

The IMO has three levels: the Steering Committee, the IMO Leads and the Platform Teams. The Steering Committee includes the CFOs, general counsels and heads of human resources from both companies. The Steering Committee’s role is to set the course by articulating integration goals, considering strategic options and providing a discussion forum for decision-making. The Steering Committee meets every other week.

Guiding the day-to-day integration design and planning efforts for the IMO are Paul Hoelscher, VP, treasury and corporate development, and his Office Depot counterpart Vince Pierce, SVP, global transformation. The IMO Leads are working full time on the integration planning effort and meet in person twice each week.

GUIDING PRINCIPLES FOR THE INTEGRATION

??Maintain momentum in each current business and minimize disruption

??Achieve Year One synergy targets during the first 12 months following close

??Deliver on all Day One goals

??Favor the best solution that exists in one of the companies, in most cases, rather than introduce something new

??Plan around delayed decisions rather than let them get in the way

??Abide by FTC guardrails

??Maintain our core values in the decisions we make and our communication

??Treat all employees with respect and communicate what we can, when we can

INTEGRATION UPDATE | June 2013 2 Reporting into the IMO Office are five platform teams charged with designing synergy capture and enabling the integration. Leaders from both companies have been selected to represent each of the platforms: project management, synergies, talent management, communications, and culture and change management. Each of the platform teams is working together several days a week and meeting in person every other week.

IMO and platform team members are spending equal time in each company’s offices, traveling regularly between Naperville and Boca Raton, Fla. Click here for an overall picture of the integration team structure and its members.

The joint team is working with The Boston Consulting Group (BCG), a global management consulting firm that has helped global and multinational clients integrate hundreds of mergers and acquisitions in the last five years. BCG is helping the team to define the priorities, vision, and guiding principles of the integration process. They are working closely with the two companies’ integration leaders to establish a detailed integration plan that includes defining priorities, preparing timelines, refining and establishing baseline and top-down synergies, conducting a culture assessment, and supporting the development of change management and communication plans. BCG is providing a dedicated, on-site support team comprised of senior leaders, strategic advisors, and functional experts with extensive integration experience and deep understanding of multi-channel distribution and the global office solutions industry.

THE INTEGRATION PHASES

Phase 1: Planning the Plan The first phase is currently in progress, with the formation of the IMO. Teams are meeting to gather data and discover synergies in the key platforms of talent, communication, culture, etc. This phase will be completed in late June. Phase 2: Preparing for Day One The second phase is the development of the integration plan. This phase lasts from the end of phase one until the close occurs. Phase 3: Executing the Plan Phase three will occur after the close. This is the execution phase when the new company is formed and the integration plans are implemented.

Figure 1 IMO Structure

INTEGRATION UPDATE | June 2013 3 A TRUE COLLABORATION

In a recent conversation, Bruce Besanko provided additional insight into the planning process and partnership.

Q: Why do we need to go through such an extensive planning process?

A: There are two principal purposes behind the integration planning process. The first is that when OfficeMax and Office Depot come together as one company that very first day, we want things to go smoothly. Careful, thorough planning will lead to a smooth transition from Day One. The second reason is we announced that we expect to deliver $400 to $600 million in annual cost synergies over the three years following the merger and we need to make sure we’re prepared to begin delivering on those synergies quickly after the transaction closes.

Q: Why did we choose The Boston Consulting Group as our integration partner? Why do we even need an integration partner?

A: Working with Office Depot, we conducted a very thorough due diligence process to select our integration partner. Of all the firms interviewed, BCG presented what we believe to be the best approach and the best people. Successfully integrating two businesses of our size is not an easy task. BCG brings extensive experience and best practices in successful integrations – more than 25 percent of their business overall is focused on merger integration.

FOR MORE INFORMATION

??Visit the Integration Hub on the OfficeMax portal

??Send questions to IntegrationHub@officemax.com

Q: Why aren’t there more people involved in integration planning?

A: Our guiding principle for the integration team is to ensure that the planning effort does not affect our ability to operate our businesses as independent companies prior to the anticipated close of the merger. The vast majority of our associates remain concentrated on the most important thing that we can do right now, and that is to deliver on the 2013 EBIT budget and the goals that we put into our business plans. So, only a very small group of people are now focused on the integration plan.

Q: How is the “merger of equals” concept being applied to the integration planning effort?

A: In a merger of equals, both sides have equal voice and equal representation throughout the planning process. So, one of the guiding principles that we have put in place is there will be two people in every box, which means one OfficeMax and one Office Depot person working together in each role. Both parties have an equal say throughout the planning process.

Q: What happens next?

A: Right now and until roughly late June, we’re in Phase 1. We’re basically planning the plan. This initial phase of the work will be focused on putting processes in place, gathering information from both companies and outlining the major tenets of the integration plans that need to be developed. Sometime in July, we’ll move into Phase 2, which is an equally critical phase. In Phase 2, we begin to plan the actual integration in order to be prepared for Day One, both in terms of the go-forward organization and enabling capture of anticipated synergies as quickly as possible following close. The Phase 2 team will be determined by the work completed in Phase 1 but will remain a very small number of people so that we do not impact our core business.

INTEGRATION UPDATE | June 2013 4

Integration Management Office Team

		Office Max	Office Depot	BCG
Steering Committee	CEO	Ravi Saligram	Neil Austrian	BCG consultants and leadership
	CFO	Bruce Besanko	Mike Newman	
	HR	Steve Parsons	Michael Allison	
	GC	Matt Broad	Elisa Garcia	
IMO leads		Paul Hoelscher	Vince Pierce	
Platform teams	Project management	Steve Macarthy	Nathan Warner	
	Synergies	Julia Prokofieva	Sharon McGregor	
	Talent management	Terri Mayes, Kevin Pope	Robyn Tyler	
	Communications	Angela Gorman	Don Mears	
	Culture & change management	Ronda Aimi, Kevin Pope	Don Mears	

Figure 2 Members of the IMO Team

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax's proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563

INTEGRATION UPDATE | June 2013 5 or by calling 630-864-6800, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.